Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 3 DATED FEBRUARY 7, 2017
TO THE PROSPECTUS DATED OCTOBER 26, 2016

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated October 26, 2016, as supplemented by Supplement No. 2 dated January 5, 2017 and Supplement No. 1 dated November 10, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering;

•	the elimination of acquisition fees and disposition fees and the reduction of the asset management fee; and

•	the resignation and appointment of an officer.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of February 7, 2017, we received and accepted subscriptions in our offering for 1.17 million shares, or $11.4 million, comprised of $7.8 million in Class A shares, $3.6 million in Class T shares and $0.7 million in Class I shares, including 0.17 million Class A shares, or $1.5 million, sold to NorthStar Realty and 0.05 Class A shares, or $0.5 million, sold to an affiliate of RXR Realty LLC. As of February 7, 2017, approximately $1.99 billion in shares remained available for sale pursuant to our offering.

On November 10, 2016, our board of directors, or our board, extended the term of our primary offering by an additional year. Our primary offering is expected to terminate on February 9, 2018, unless extended by our board as permitted under applicable law and regulations.

Elimination of Acquisition Fee and Disposition Fee and Reduction of Asset Management Fee

On February 7, 2017,  we, our operating partnership, our advisor and, solely in connection with the obligations set forth in Article 13, our co-sponsor (Colony NorthStar, Inc. (as successor to NorthStar Asset Management Group Inc.)) entered into an amended and restated advisory agreement. The amended and restated advisory agreement amends and restates the advisory agreement, dated as of February 9, 2015, in the following manner:

•	eliminates the acquisition fees payable to our advisor and our sub-advisor or their affiliates, together the “advisor entities,” pursuant to Section 8.01 of the advisory agreement;

•	eliminates the disposition fees payable to the advisor entities pursuant to Section 8.03 of the advisory agreement; and

•	reduces the monthly asset management fee payable to the advisor entities pursuant to Section 8.02 of the advisory agreement from one-twelfth of 1.25% to one-twelfth of 1.0%.

Accordingly, the descriptions of the acquisition fee, the asset management fee and the disposition fee in each of the compensation tables included in the sections of the prospectus titled “Prospectus Summary—Management Compensation” and “Management Compensation,” as well as any other references to the acquisition fee, the asset management fee and the disposition fee throughout the prospectus are supplemented by the above disclosure concerning the elimination of the acquisition fee and the disposition fee and the reduction to the asset management fee.

A. Updates to Our Prospectus Summary—Management Compensation

1.
The following sections supersede and replace the corresponding sections of the same name in the table under the heading “Prospectus Summary—Management Compensation” on pages 12 through 17 in our prospectus:

Estimated Amount for
Form of Compensation		Minimum/Maximum
and Recipient	Determination of Amount	Offering

Acquisition and Development Stage

Acquisition Fee - Advisor Entities or their Affiliates	Not applicable.	None.
Operational Stage

Asset Management Fee - Advisor Entities or their Affiliates
A monthly asset management fee equal to one-twelfth of 1.0% of the sum of the amount funded or allocated by us for investments, including expenses and any financing attributable to such investments, less any principal received on our debt and securities investments.
Maximum Offering and leverage of 75% of the cost of investments: $67,068,000

Disposition, Liquidation and Other Significant Events

Disposition Fees - Advisor Entities or their Affiliates	Not applicable.	None.

B. Updates to Our Management Compensation

1.	The following table and corresponding footnotes supersede and replace the prior disclosure under the heading “Management and Compensation” on pages 100 through 106 in our prospectus:

Form of		Estimated Amount for
Compensation		Minimum/Maximum
and Recipient	Determination of Amount	Offering (1)
Organization and Offering Stage
Selling Commissions — Dealer Manager(2)
Class A Shares

Up to 7% of gross offering proceeds from the sale of Class A Shares in the primary offering.

Class T Shares

Up to 2% of gross offering proceeds from the sale of Class T Shares in the primary offering.

Our dealer manager will reallow selling commissions for Class A Shares and Class T Shares to participating broker-dealers. No selling commissions will be payable with respect to Class A Shares and Class T Shares issued under our DRP.

Class I Shares

No selling commissions will be payable with respect to Class I Shares.
$66,000 ($42,000 for the Class A Shares and $24,000 for the Class T Shares, respectively)/$59,400,000 ($37,800,000 for the Class A Shares and $21,600,000 for the Class T Shares, respectively)

Dealer Manager Fee — Dealer Manager(2)
Class A Shares

Up to 3.0% of gross offering proceeds from the sale of Class A Shares in the primary offering.

Class T Shares

Up to 2.75% of gross offering proceeds from the sale of Class T Shares in the primary offering.

Our dealer manager may reallow a portion of the dealer manager fees for Class A Shares and Class T Shares to any participating broker-dealer, based upon factors such as the number of shares sold by the participating broker-dealer and the assistance of such broker-dealer in marketing our primary offering.

Class I Shares

No dealer manager fees will be payable with respect to Class I Shares
$51,000 ($18,000 for the Class A Shares and $33,000 for the Class T Shares, respectively)/$45,900,000 ($16,200,000 for the Class A Shares and $29,700,000 for the Class T Shares, respectively)

Form of		Estimated Amount for
Compensation		Minimum/Maximum
and Recipient	Determination of Amount	Offering (1)
Other Organization and Offering Costs — Advisor Entities or their Affiliates) (3)
We will reimburse our Advisor Entities or their affiliates for the unreimbursed portion and future organization and offering costs it may incur on our behalf, but only to the extent that the reimbursement would not cause the total amount of selling commissions, dealer manager fees and other organization and offering costs borne by us to exceed 15.0% of gross proceeds from our offering. If we raise the maximum offering amount, we expect organization and offering costs (other than selling commissions and dealer manager fees) to be approximately $18,000,000 or approximately 1.0% of gross offering proceeds. Organization and offering costs are not a class specific expense. These organization and offering costs include all costs (other than selling commissions and dealer manager fees) to be paid by us in connection with our formation and the qualification and registration of our offering, including, without limitation, costs for printing, preparing and amending registration statements or supplementing prospectuses, mailing and distributing costs, telephones and other telecommunications costs, all advertising and marketing costs, charges of transfer agents, registrars, trustees, escrow holders, depositories and experts and fees, costs and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees for services provided to us in connection with our offering. Our estimated organization and offering costs, as a percentage of our gross offering proceeds, will be greater if we raise the minimum offering amount than if we raise the maximum offering amount because a portion of these costs are fixed in amount and, therefore, will be incurred regardless of the amount of gross offering proceeds raised.
$60,000/$18,000,000

Acquisition and Development Stage

Acquisition Fee — Advisor Entities or their Affiliates(4)	Not applicable.	None.

Form of		Estimated Amount for
Compensation		Minimum/Maximum
and Recipient	Determination of Amount	Offering (1)
Reimbursement of Acquisition Costs — Advisor Entities or their Affiliates	We will reimburse our Advisor Entities or their affiliates for actual costs incurred in connection with the selection or acquisition of an investment, whether or not acquired or originated.
Leverage of 50% of the cost of investments: $18,230/$16,767,000

Leverage of 75% of the cost of investments: $36,460/$33,534,000

For purposes of this table and based on industry experience, we have assumed acquisition costs will constitute 0.5% of the cost of our investments, including any financing attributable to the investments. The actual amount of acquisition costs are dependent on a number of factors and cannot be determined at the present time.

Operational Stage

Distribution Fee— Dealer Manager(5)
With respect to our Class T Shares only, we will pay our dealer manager a distribution fee, all or a portion of which may be reallowed by the dealer manager to participating broker dealers, that accrues daily and is calculated on outstanding Class T Shares issued in the primary offering in an amount equal to 1.0% per annum of (i) the current gross offering price per Class T Share in the primary offering, or (ii) if we are no longer offering shares in a public offering, the most recent gross offering price per Class T Share or the estimated per share value of Class T Shares of our common stock, if any has been disclosed. The distribution fee will be payable monthly in arrears and will be paid on a continuous basis from year to year.

We will cease paying distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) the dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, selling commissions, and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the primary Class T Shares held in such account. See “Description of Capital Stock-Common Stock—Class T Shares.”

$10,800,000 annually, assuming sale of $1,080,000,000 of Class T Shares, subject to the 10% limit on underwriting compensation. We estimate that a maximum of $56,700,000 in such fees will be paid over the life of the company; some or all fees may be re-allowed.

Form of		Estimated Amount for
Compensation		Minimum/Maximum
and Recipient	Determination of Amount	Offering (1)
Asset Management Fee — Advisor Entities or their Affiliates(4)
A monthly asset management fee equal to one-twelfth of 1.0% of the sum of the amount funded or allocated by us for investments, including expenses and any financing attributable to such investments, less any principal received on our debt and securities investments.
Maximum Offering and leverage of 75% of the cost of investments: $67,068,000

Other Operating Costs — Advisor Entities or their Affiliates(6)
We will reimburse the costs incurred by our Advisor Entities or their affiliates in connection with it providing services to us, including our allocable share of our Advisor Entities’ overhead, such as rent, employee costs, utilities and technology costs. Employee costs may include our allocable portion of salaries of personnel engaged in managing our operations, including public reporting and investor relations. We will not reimburse our Advisor Entities or their affiliates for employee costs in connection with services for which our Advisor Entities earn acquisition fees or disposition fees or for the salaries and benefits paid to our executive officers.
Actual amounts are dependent upon actual expenses incurred; we cannot determine these amounts at the present time.

Development Fee — Sub-Advisor or its Affiliates(4) (7)
Customary development fees if our sub-advisor or an affiliate oversees the development. We will pay a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic area of the project.
Actual amounts are dependent upon results of our operations; we cannot determine these amounts at the present time

Leasing fee — Sub-Advisor or its Affiliates(4) (7)
Customary leasing fees if our sub-advisor or an affiliate is our primary leasing agent. Such fees will be paid in an amount that is usual and customary in that geographic area for that type of property. We expect such fees will typically range from 3.0% to 7.0% of the total rent due under the initial term of a lease.
Actual amounts are dependent upon results of our operations; we cannot determine these amounts at the present time.

Property Management Fee — Sub-Advisor or its Affiliates(4) (7)
Customary property management fees if our sub-advisor or an affiliate is our property manager. Such fees will be paid in an amount that is usual and customary for owner/operators in that geographic area for that type of property.
Actual amounts are dependent upon results of our operations; we cannot determine these amounts at the present time.

Tenant Construction Management Fee — Sub-Advisor or its Affiliates(4) (7) (8)
Amount payable by the tenant negotiated at arms-length directly with tenant. Amounts payable by the landlord include direct costs incurred by our sub-advisor or an affiliate plus a customary fee of up to 10.0% of the cost of the tenant construction project.
Actual amounts are dependent upon results of our operations; we cannot determine these amounts at the present time.

Construction Management Fee — Sub-Advisor or its Affiliates(4) (7)
Customary construction management fees if our sub-advisor or its affiliates provide such services. Such fees will be paid in an amount that is usual and customary in the geographic area for that type of property. We expect such fee could range up to 10.0% of the total projected re-development or construction cost.
Actual amounts are dependent upon results of our operations; we cannot determine these amounts at the present time.

Form of		Estimated Amount for
Compensation		Minimum/Maximum
and Recipient	Determination of Amount	Offering (1)

Disposition, Liquidation and Other Significant Events

Disposition Fees — Advisor Entities or their Affiliates(4)	Not applicable.	None.
Special Units — NorthStar/ RXR NTR OP Holdings(9)
NorthStar/RXR NTR OP Holdings, an affiliate of our sponsors, was issued special units upon its initial investment of $1,000 in our operating partnership and in consideration of services to be provided by our Advisor Entities and as the holder of special units will be entitled to receive distributions equal to 15.0% of distributions, including from sales of investments, refinancings and other sources, but only after our stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregate invested capital. In addition, NorthStar/RXR NTR OP Holdings as the holder of special units will be entitled to a separate payment if it redeems its special units. The special units may be redeemed upon: (i) the listing of our common stock on a national securities exchange; (ii) a merger, consolidation or a sale of substantially all of our assets or any similar transaction or any transaction pursuant to which a majority of our board of directors then in office are replaced or removed; or (iii) the occurrence of certain events that result in the termination or non-renewal of our advisory agreement. If the event triggering the redemption is: (i) a listing of our shares on a national securities exchange, the redemption price will be calculated based on the average share price of our shares for a specified period; (ii) a merger, consolidation or a sale of substantially all of our assets or any similar transactions or any transaction pursuant to which a majority of our board of directors then in office are replaced or removed, the redemption price will be based on the value of the consideration received or to be received by us or our stockholders on a per share basis; or (iii) an underwritten public offering, the redemption price will be based on the valuation of the shares as determined by the initial public offering price in such offering. If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the redemption price will be calculated based on an appraisal or valuation of our assets, unless the termination is in connection with the events described under (ii) above, in which event the redemption price will be based on the consideration described under (ii). Notwithstanding anything herein to the contrary, no redemption of the special units will be permitted unless our stockholders have received (or are deemed to have received in the cases described above where there is no liquidation or sale of our assets or similar transaction), in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregate invested capital.
Actual amounts are dependent upon the amounts at the present time.
________________________________________

(1)
The estimated minimum dollar amounts are based on the sale of the minimum of $2,000,000 to the public. The estimated maximum dollar amounts are based on the sale of the maximum of $1,800,000,000 in shares 30% Class A Shares, 60% Class T Shares and 10% Class I Shares to the public in our primary offering.

(2)
All or a portion of selling commissions will not be charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee is payable with respect to certain volume discount sales. See “Plan of Distribution.”

(3)
We will reimburse our advisor or its affiliates for the unreimbursed portion and future organization and offering costs it may incur on our behalf, but only to the extent that the reimbursement would not cause the total amount of selling commissions, dealer manager fees and other organization and offering costs borne by us to exceed 15% of gross proceeds from our offering.

(4)
Our advisor or sub-advisor in its sole discretion may defer or waive any fee payable to it under our advisory agreement or the sub-advisory agreement, as the case may be, or accept, in lieu of cash, shares of our common stock. All or any portion of such fees not taken may be deferred without interest and paid when our advisor or sub-advisor determines. Our independent directors will determine, from time-to-time but at least annually, that our total fees and expenses are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination shall be reflected in the minutes of the meeting of our board of directors.

(5)
The estimated aggregate maximum distribution fee assumes that (i) we sell the maximum offering amount of $1.8 billion in shares (consisting of $540 million in Class A Shares, at $10.11 per share, $1.08 billion in Class T Shares, at $9.55 per share and $180 million in Class I Shares, at $9.10 per share) and therefore, the maximum amount of underwriting compensation from all sources is $180 million, which is 10% of the maximum amount of gross offering proceeds, and (ii) all other underwriting compensation other than the distribution fee, will equal $105.3 million, which consists of the maximum selling commissions and dealer manager fees payable in connection with the purchase of shares in our primary offering (of which $54 million and $51.3 million is attributable to the Class A Shares and Class T Shares, respectively), as set forth in the “Plan of Distribution—Underwriting Terms” section of this prospectus.

(6)
We will reimburse our advisor quarterly for total operating expenses, based upon a calculation for the four preceding fiscal quarters, not to exceed the greater of 2.0% of our average invested assets or 25.0% of our net income, unless our independent directors authorized such reimbursement based on a determination that such excess expenses were justified based on unusual and non-recurring factors. In each case in which such a determination is made, our stockholders will receive written disclosure of the determination, together with an explanation of the factors considered in making the determination, within 60 days after the quarter in which the excess occurred. “Average invested assets” means the average monthly book value of our assets during a specified period before deducting depreciation, loan loss reserves or other non-cash reserves. “Total operating expenses” means all costs and expenses paid or incurred by us, as determined under U.S. GAAP, that are in any way related to our operation, including asset management fees, but excluding: (i) the costs of raising capital such as organization and offering costs, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such costs and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenses such as depreciation, amortization and loan loss reserves; (v) incentive fees; (vi) acquisition and origination fees and acquisition costs; (vii) real estate commissions on the sale of real property; and (viii) other fees and expenses connected with the acquisition, financing, disposition, management and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

(7)	Such fees must be approved by a majority of our independent directors as being fair and reasonable and on terms and conditions not less favorable than those available from unaffiliated third parties.

(8)	These fees relate to construction management services for improvements and build-out to tenant space.

(9)
Upon the termination of our advisory agreement for “cause,” we will redeem the special units in exchange for a one-time cash payment of $1.00. Except for this potential payment and as described in “Management Compensation,” NorthStar/RXR NTR OP Holdings, as the holder of special units, shall not be entitled to receive any redemption or other repayment from us or our operating partnership, including any participation in the monthly distributions we intend to make to our stockholders.

C. Updates to Our Estimated Use of Proceeds

1.
The following tables and corresponding footnotes supersede and replace the prior disclosure with respect to the Class A Shares, the Class T Shares and the Class I Shares under the heading “Estimated Use of Proceeds” in our prospectus:

The following table presents information regarding the use of proceeds raised in the offering with respect to Class A Shares.

	Minimum Primary Offering $600,000 in Class A Shares(1)		Maximum Primary Offering $540,000,000 in Class A Shares(2)		Maximum Primary Offering and Distribution Reinvestment Plan
	Amount	%	Amount	%	Amount	%
Gross Offering Proceeds	$600,000	100.0%	$540,000,000	100.0%	$600,000,000	100.0%
Less Offering Costs:
Selling Commissions	42,000	7.0%	37,800,000	7.0%	37,800,000	6.3%
Dealer Manager Fee	18,000	3.0%	16,200,000	3.0%	16,200,000	2.7%
Organization and Offering Costs(3)	18,000	3.0%	5,161,978	1.0%	5,735,531	1.0%
Amount Available for Investments	$522,000	87.0%	$480,838,022	89.0%	$540,264,469	90.0%
Less:
Acquisition Costs(4)	35,639	5.9%	2,437,219	0.4%	2,734,351	0.4%
Initial Working Capital Reserve(5)	—	—	—	—	—	—
Estimated Amount to be Invested in Assets(6)	$486,361	81.1%	$478,400,803	88.6%	$537,530,118	89.6%
________________________________________

(1)
Assumes we sell the minimum of $600,000 in Class A Shares in our primary offering, which represents 30% of the minimum offering amount, but issue no Class A Shares pursuant to our DRP and that no discounts or waivers of fees described under the “Plan of Distribution” section of this prospectus are applicable.

(2)
Assumes (a) we sell the maximum $540,000,000 in Class A Shares in our primary offering, which represents 30% of the maximum primary offering amount, (b) issue $60,000,000 in Class A Shares pursuant to our DRP, which represents 30% of the DRP offering amount, and (c) that no discounts or waivers of fees described under the “Plan of Distribution” section of this prospectus are applicable.

(3)
Amount reflected is an estimate. Includes all expenses (other than selling commissions and dealer manager fees) to be paid by us in connection with the formation of our company and the qualification and registration of our offering, including, without limitation, expenses for printing, preparing and amending registration statements or supplementing prospectuses, mailing and distributing costs, telephones and other telecommunications costs, all advertising and marketing expenses, charges of transfer agents, registrars, trustees, escrow holders, depositories and experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees for services provided to us in connection with our offering. Organization and offering costs are not a class-specific expense. Our advisor has agreed to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering costs incurred by us exceed 15% of aggregate gross proceeds from our offering. See “Plan of Distribution.”

(4)
Acquisition costs may include customary third-party acquisition costs which are typically included in the gross purchase price of the real estate investments we acquire or are paid by us in connection with such acquisitions. These third-party acquisition costs include legal, accounting, consulting, travel, appraisals, engineering, due diligence, option payments, title insurance and other costs and expenses relating to potential acquisitions regardless of whether the property is actually acquired. The actual amount of acquisition costs cannot be determined at the present time and will depend on numerous factors, including the type and jurisdiction of the real estate investment acquired, the legal structure of the transaction in which the real estate investment is acquired, the aggregate purchase price paid to acquire the real estate investment and the number of real estate investments acquired. In addition for our CRE debt investments, we may incur capital expenses relating to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan or making capital improvements on a real property obtained through foreclosure or otherwise. For purposes of this table, we have assumed acquisition costs will constitute 0.5% of net proceeds.

(5)
We do not anticipate that a permanent reserve for maintenance and repairs of real properties will be established. However, to the extent that we have insufficient funds for such purposes, we may apply gross offering proceeds for maintenance and repairs of real properties. We also may, but are not required to, establish reserves from gross offering proceeds, out of cash flow generated by operating real properties or out of net sale proceeds in non-liquidating sale transactions.

(6)
Until required in connection with investment in a portfolio of real estate properties and CRE debt and securities, substantially all of the net proceeds of our offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. Amounts reflect payments and amounts accrued for acquisition fees through February 7, 2017.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class T Shares.

	Minimum Primary Offering $1,200,000 in Class T Shares(1)		Maximum Primary Offering $1,080,000,000 in Class T Shares(2)		Maximum Primary Offering And Distribution Reinvestment Plan
	Amount	%	Amount	%	Amount	%
Gross Offering Proceeds	$1,200,000	100.0%	$1,080,000,000	100.0%	$1,200,000,000	100.00%
Less Offering Costs:
Selling Commissions(3)	24,000	2.0%	21,600,000	2.0%	21,600,000	1.8%
Dealer Manager Fee(3)	33,000	2.8%	29,700,000	2.8%	29,700,000	2.5%
Organization and Offering Costs(4)	36,000	3.0%	10,926,181	1.0%	12,140,201	1.0%
Amount Available for Investments	$1,107,000	92.3%	$1,017,773,819	94.2%	$1,136,559,799	94.7%
Less:
Acquisition Costs(5)	71,594	6.0%	5,154,928	0.5%	5,748,858	0.5%
Working Capital Reserve(6)	—	—	—	—	—	—
Estimated Amount to be Invested in Assets(7)	$1,035,406	86.3%	$1,012,618,891	93.7%	$1,130,810,941	94.2%
________________________________________

(1)	Assumes we sell the minimum of $1,200,000 in Class T Shares in our primary offering, which represents 60% of the minimum offering amount, but issue no Class T Shares pursuant to our DRP.

(2)
Assumes we sell the maximum $1,080,000,000 in Class T Shares in our primary offering, which represents 60% of the maximum primary offering amount, and issue $120,000,000 in Class T shares pursuant to our DRP, which represents 60% of the DRP offering amount.

(3)
In addition to the selling commissions and dealer manager fees, we will pay our dealer manager distribution fees in an annual amount equal to 1.0% of the gross offering price per share (or, if we are no longer offering shares in a primary offering, the most recent gross offering price per share or the estimated per share value of Class T shares, if any has been disclosed) calculated on outstanding Class T shares purchased in our primary offering. The distribution fee will accrue daily and be paid monthly in arrears. We will cease paying distribution fees with respect to each Class T share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T share is no longer being outstanding; (iii) the dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid with respect to all Class A shares and Class T shares would be in excess of 10% of the gross proceeds of our primary offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, sales commissions, and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the primary Class T shares held in such account. If $1.8 billion in shares (consisting of $540 million of Class A Shares, $1.08 billion of Class T Shares and $180 million of Class I Shares,) is sold in the offering, then the maximum amount of distribution fees payable to our dealer manager is estimated to be $56.7 million for Class T Shares, before the 10% underwriting compensation limit is reached.

(4)	See note 3 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

(5)	See note 4 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

(6)	See note 5 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

(7)	See note 6 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I Shares.

	Minimum Primary Offering $200,000 in Class I Shares(1)		Maximum Primary Offering $180,000,000 in Class I Shares(2)		Maximum Primary Offering And Distribution Reinvestment Plan
	Amount	%	Amount	%	Amount	%
Gross Offering Proceeds	$200,000	100.0%	$180,000,000	100.0%	$200,000,000	100.00%
Less Offering Costs:
Selling Commissions	—	—%	—	—%	—	—%
Dealer Manager Fee	—	—%	—	—%	—	—%
Organization and Offering Costs(3)	6,000	3.0%	1,911,842	1.1%	2,124,268	1.1%
Amount Available for Investments	$194,000	97.0%	$178,088,158	98.9%	$197,875,732	98.9%
Less:
Acquisition Costs(4)	11,980	6.0%	901,451	0.5%	1,000,389	0.5%
Working Capital Reserve(5)	—	—	—	—	—	—
Estimated Amount to be Invested in Assets(6)	$182,020	91.0%	$177,186,707	98.4%	$196,875,343	98.4%
________________________________________

(1)	Assumes we sell the minimum of $200,000 in Class I Shares in our primary offering, which represents 10% of the minimum offering amount, but issue no Class I Shares pursuant to our DRP.

(2)
Assumes we sell the maximum $180,000,000 in Class I Shares in our primary offering, which represents 10% of the maximum primary offering amount, and issue $20,000,000 in Class I shares pursuant to our DRP, which represents 10% of the DRP offering amount.

(3)	See note 3 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

(4)	See note 4 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

(5)	See note 5 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

(6)	See note 6 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

Resignation and Appointment of Officer

Effective February 3, 2017, Daniel S.J. Drabkin resigned as our General Counsel and Secretary, and concurrently with his resignation, our board of directors appointed Ann B. Harrington as our General Counsel and Secretary.

Ms. Harrington, age 35, also serves as the General Counsel and Secretary of NorthStar Healthcare Income, Inc., a position she has held since May 2016. In addition, Ms. Harrington currently serves as Senior Vice President, Associate General Counsel of Colony NorthStar, a position she has held since January 2017, and previously served as Senior Corporate Counsel of NorthStar Asset Management Group Inc. from January 2015 to January 2017. Prior to joining NorthStar Asset Management Group Inc., Ms. Harrington served as an associate in the Corporate and Financial Services Group of Willkie Farr & Gallagher LLP from September 2008 through December 2014, where she advised public and private corporate clients with respect to capital markets transactions, mergers and acquisitions, securities laws compliance, corporate governance and other general corporate matters. Ms. Harrington holds a Bachelor of Arts from Princeton University in Princeton, New Jersey and a Juris Doctor from The Ohio State University Moritz College of Law in Columbus, Ohio.